

# Brightline Operations and Maintenance Cost and Ancillary Revenue Independent Review

## Miami to Orlando

April 22, 2018

# Table of Contents

# Executive Summary

Louis Berger has been retained to conduct an Independent Review of two components of the All Aboard Florida intercity passenger rail project between Miami and Orlando, Florida (Full Build Project), namely: (1) the estimated operations and maintenance costs, and (2) the estimated ancillary revenue. The Independent Review provides an objective, due diligence evaluation to inform potential creditors and investors of these two components of the Project.

All Aboard Florida - Operations LLC (AAF) is the business entity created to design, develop, acquire, construct, install, equip, own, and operate a 235-mile intercity passenger rail service, under the brand name "Brightline," between downtown Miami and Orlando International Airport with additional stops in the West Palm Beach and Fort Lauderdale central business districts. Construction has been completed for the Project (Miami to West Palm Beach) within the right-of-way of the Florida East Coast Railway, LLC (FECR).

The AAF team has undertaken an extensive effort to coordinate the planning and development of the Project with FECR, with the rolling stock supplier – Siemens Industries, and with advertisers and other business partners.

## Approach to the Independent Review

Louis Berger performed the due diligence and has prepared the Independent Review of estimated operations and maintenance costs and ancillary revenue for the Project using the following approach and data sources: (1) review by subject matter experts of studies, plans, budgets, contracts, and other analyses provided by AAF; and (2) interviews with key AAF management and staff. Louis Berger's Independent Review of Operations, Maintenance and ancillary revenue is based on an assumption that the design, permitting and construction portion of the project will be completed in the first quarter of 2021 with operations expected to stabilize by 2023. This review is strictly a review of costs and revenue on a fully constructed and stabilized project.

## Project Goals and Description

AAF's primary goals for the Project are to:

- Provide reliable and convenient intercity passenger rail service between Miami and Orlando in approximately 3 hours;
- Provide intercity rail service that is sustainable as a private commercial enterprise by attracting sufficient riders to meet revenue projections and operate at an acceptable profit level.

AAF will own the passenger rail service and be responsible for the Project financing, development, construction, operation, and maintenance.

The rolling stock is being manufactured by the global manufacturing leader, Siemens Industries, at its Sacramento, California facility. AAF has already received and commissioned five train sets. Once the full system is complete the company will have ten trains sets each comprised of two locomotives, 6 passenger cars and 1 café car.

Siemens Industries is also under contract to perform required servicing, running repair, and scheduled maintenance of AAF train sets at the Heavy Repair Facility at Orlando and the West Palm Beach Running Repair Facility (RRF) as part of a long-term (30-year) Vehicle Maintenance Agreement (VMA)

FECR personnel historically maintain FECR property (rail infrastructure as well as communications and signals). FECR will maintain the rail infrastructure as well as the communication and signals infrastructure for the jointly used right-of-way between Miami and Cocoa under the terms of a Joint Use Agreement (JUA) that enables the two services to operate concurrently on the FECR property. Under the terms of this agreement, AAF has the sole right to operate passenger service between Miami and West Palm Beach, and eventually to Cocoa (and then west to Orlando), and FECR has the sole right to operate freight rail service in the corridor from Jacksonville to

Miami. The corridor between Cocoa and Orlando is not FECR property. It is unclear at this time whether FECR personnel will perform maintenance on the right-of-way and signals between Cocoa and Orlando either under an amendment to the JUA or another instrument. In the interim, per mile costs for maintenance have been developed by AAF based on FECR historic costs with an additional factor to cover the increase in anticipated maintenance costs from FRA Class 6 track (West Palm Beach-Cocoa) to FRA Class 7 track (Cocoa-Orlando).

At full-stabilized operation, AAF service between Miami and Orlando will operate on generally hourly intervals and include up to 16 one-way trips from Miami to Orlando daily and 16 one-way trips from Orlando to Miami daily, with intermediate station stops at Fort Lauderdale, and West Palm Beach.

## Management and Organization

AAF has developed a management and staffing plan that will include 553 positions (509 full-time equivalents [FTE]) identified by AAF as required to manage and operate the Project. Management and staffing services will be made available to AAF by an affiliate, All Aboard Florida – Operations Management LLC. AAF's staffing plan includes appropriate positions, responsibilities and accountabilities necessary to operate a passenger rail service, either through AAF headcount, or through the additional contractors employed by means of subcontractor agreements.

The organization is under the leadership of senior management of AAF, which is comprised of experienced industry professionals.

AAF commenced revenue service between West Palm Beach and Fort Lauderdale on January 13, 2018, is scheduled to start service between West Palm Beach and Miami in May 2018, and is in the process of making infrastructure and station improvements and coordinating rolling stock delivery to commence operations between Orlando and Miami in 2021.

## Identified Risks and Assessment

The Louis Berger Independent Review identifies in detail a range of potential risks associated with the Project's aforementioned operations and maintenance cost and ancillary revenue components. The Independent Review also identifies the corresponding actions already taken or planned to be undertaken by AAF to address risks typical to a project of this type and size, as well as those risks specific to the Project identified by Louis Berger during its review and evaluation of AAF-provided materials. For the two Project components (operations and maintenance costs, and ancillary revenues), Louis Berger has evaluated AAF's program and approach to identify, address, mitigate, and overcome any apparent issues and risks. The detailed assessment of risks in the Independent Review is summarized by major topic areas and associated conclusions, as follows:

- **Management and organization**. Through its affiliate, All Aboard Florida – Operations Management LLC, the Company intends to manage the Project's passenger rail and hospitality operations, sales and marketing, IT, finance, accounting, human resources, legal and right-of-way. The management and organizational structure that AAF has created to operate and maintain Brightline service has little or no precedence among U.S. passenger railroad operations. Specifically, the operations and maintenance services and associated costs relative to railroad infrastructure and fleet will largely be provided through contractual arrangements that have been negotiated with Siemens Industries, with FECR, and by Florida Dispatch Company (DispatchCo). The arrangements with these contracts are logical in that each entity is in a strong position to provide the respective contracted services and pricing, including personnel, equipment, and materials. The scope of these contracted services are well defined and the cost structure is clearly laid out, so that the financial implication of these activities is clearly identified.
- The costs of those aspects of the Brightline operations and maintenance over which AAF will have direct control (e.g., those costs related to station operations safety and maintenance, train cleaning and train operations), are relatively certain at this point given that AAF has undergone a rigorous exercise to estimate labor costs of the various AAF positions. AAF will monitor the customer experience for

customer satisfaction and comfort relative to the number of personnel employed for customer interfaces. *Louis Berger concludes that AAF has developed a credible business model for delivering the enhanced service product and that the model provides a relatively reliable and stable basis for estimating operations and maintenance costs. Louis Berger concludes that the operations and maintenance costs in AAF's financial model are sufficient to provide the Brightline service, with the understanding that a large portion of the operations and maintenance of Brightline is going to be fixed price contracted to third party providers. AAF will need to manage the third-party contractors to ensure adherence to the contract terms so that the appropriate level and value of operations and maintenance are provided.*

- Rolling Stock Procurement. For purposes of this Independent Review, "procurement" includes rolling stock acquisition and maintenance. AAF entered into an agreement with Siemens. Siemens has manufactured and delivered the first five trainsets for Phase One Operations. The acquisition also includes five additional trainsets for the Phase Two Operations and future coach and locomotive options, which are included to accommodate growth. FRA-required simulation of operations as part of fleet commissioning and testing was concluded at the end of 2017.
- Key to this review, AAF has also executed a long-term (30-year) VMA with Siemens to conduct the rolling stock maintenance for the five trainsets and the additional five trainsets, and additional cars and locomotives brought on the property pursuant to Siemens agreement. *Based on its review of the rolling stock maintenance agreement terms, its review of Siemens's prior experience in rolling stock maintenance agreements involving its equipment, and Siemens intimate familiarity and expertise with their equipment, Louis Berger concludes that AAF's plan to engage Siemens for Rolling Stock maintenance is appropriate and reasonable.*
- **Personnel**. AAF has adequately planned and procured sufficient employees to enable the start of revenue service in January of 2018 for the Fort Lauderdale to West Palm Beach segment. The projected number of AAF employees and contracted personnel for the Full Build Project, as noted above, is 553 positions (509 FTE). *Louis Berger concludes that AAF proposed staffing, inclusive of contracted services, exceed the minimum required to meet the projected levels of service in 2023.*
- **Operations and Maintenance**. Based on AAF operations and maintenance costs as laid out below, *Louis Berger concludes that the combination of reliance of AAF employees and contractor services provides a viable platform for providing the services envisioned in the business plan.*
- **Ancillary Revenue**. Advertising and other sponsorship agreements are well-developed and the Company has already secured several contracts in this area and has numerous opportunities being actively worked. Based on AAF's detailing of ancillary revenues, and Louis Berger's assessment that the estimated ancillary revenues are within the range represented by available information developed for other passenger rail systems, *Louis Berger concludes that AAF's ancillary revenue estimates are appropriate and achievable.*

## Overall Finding

Louis Berger has interacted with AAF managers and personnel and evaluated various documents supporting AAF's estimates of the Project's operation and maintenance cost and ancillary revenue. This evaluation was accomplished through Louis Berger's assessment of AAF-sourced documents by applying the experience of its subject matter experts on similar undertakings. *Based on its evaluations and assessments, Louis Berger concludes that AAF's operations and maintenance cost estimates are an accurate reflection of the business plan and the consummated contractual agreements, and ancillary revenue estimates are reasonable in the context of the AAF business model.*

# Project Overview

## I. Background

All Aboard Florida ("Brightline" or "the Company") is developing a privately owned and operated express intercity passenger rail service running 235 miles between Miami and Orlando, Florida, one of the most heavily-traveled corridors in the United States. The Company's passenger rail service will offer leisure, business, and personal travelers fast, reliable, convenient and comfortable travel within Southeast Florida.

The Company expects 16 daily departures from each of Miami and Orlando with stops in Fort Lauderdale and West Palm Beach. Brightline's express trains are scheduled to make the 235-mile trip between Miami and Orlando in approximately 3 hours. The maximum authorized speed between Miami and West Palm Beach is 79 mph; between West Palm Beach and Cocoa will be 110 mph; and between Cocoa and Orlando will be 125 mph. The service will include on-board amenities for passengers during the trip. Three train stations are located in the city centers of Miami, Fort Lauderdale, West Palm Beach, and the planned Orlando station will be at the Orlando Airport. The train stations will offer multiple connections to local commuter rail and public ground transportation, as well as ridesharing.

Louis Berger has been hired to conduct an Independent Review (IR) of the Company's operating and maintenance cost projections, as well as the ancillary revenues for potential creditors and investors.

## II. Operations / Maintenance / Ancillary Revenues

Through its affiliate All Aboard Florida – Operations Management LLC, Brightline will manage the operations of the passenger rail service, including hospitality operations, sales and marketing, IT, finance, accounting, human resources, legal and right-of-way functions. Operating and maintenance costs represent the on-going costs to operate and maintain the rolling stock, the right-of-way, and stations in a state of good repair, as well as attract and serve customers, and manage all the functions of the organization.

The Company has entered into agreements with certain entities for rail services operations and certain other aspects of the Company's operations. Under the terms of the Joint Use Agreements (JUA) with Florida East Coast Railway, LLC (FECR) (more fully described below), FECR will be responsible for maintenance of shared track and signals, as well as track security, across FECR's existing Miami to Cocoa rail corridor (the "Shared Corridor"). The Company has yet to determine whether FECR or another entity will handle the right-of-way, communications and signals maintenance on the non-FECR owned corridor between Cocoa and Orlando. The maintenance arrangements and cost implications for the Company are discussed in detail below.

The Company and FECR have formed and jointly own a company known as Florida Dispatch Company, LLC ("DispatchCo"). DispatchCo provides dispatch functions for all rail operations, passenger and freight, on FECR tracks between Jacksonville and Miami, Florida and will provide dispatch functions for work trains, track cars, and passenger trains on the segment between Orlando and Cocoa when constructed. The controlling agreements for DispatchCo are the Contribution and Operating Agreement of Florida DispatchCo LLC (f/k/a Florida East Coast DispatchCo LLC, and the Dispatch Services Agreement. The Company believes that partnering with FECR to create the wholly owned subsidiary, DispatchCo, allows both companies to secure superior dispatching services at favorable costs.

In addition, the Company has executed a maintenance agreement with Siemens, the rolling stock provider, for all warranty and preventive maintenance services for rolling stock. Such services are currently being performed at the Company's Running Repair Facility (RRF) in West Palm Beach. The company will be constructing a new maintenance facility in Orlando where all major maintenance activities for the ten trainsets will be performed.

Upon opening of the Orlando maintenance facility, the existing RRF in West Palm Beach will revert to its original function, that of performing running repair (inspection, light maintenance, cleaning, and servicing)

Ridership and passenger fare revenues have been evaluated and documented separately. Ancillary revenues (discussed below) represent a separate funding stream comprised of many discrete elements, which combined comprise approximately 14% of the total annual revenues at stabilization.

## A. Operations / Maintenance

The Company's total operating expenses for stabilized operations (FY 2023) are $165.9 million, consisting primarily of direct labor, fuel, maintenance of way, maintenance of equipment, insurance and other operating expenses such as food and beverage costs, credit card fees, marketing, IT, facility costs and corporate Selling, General and Administrative (SG&A) expenses.

Operating and maintenance expense for stabilized operations are summarized in **Table 1**. The table also summarizes each item's contribution to total operating expense as well as percent of total revenue, as an indicator of relative significance to the bottom line.

**Table 1 – Summary of Operating and Maintenance Expense (FY 2023)**
***($ in millions)***

| Operating Maintenance Expense | Amount | % of Opex | % of Revenue |
|---|---|---|---|
| Labor | $45.9 | 27.7% | 8.1% |
| Maintenance of Equipment | 11.3 | 6.8% | 2.0% |
| Fuel | 16.4 | 9.9% | 2.9% |
| Maintenance of Way | 18.5 | 11.2% | 3.3% |
| Other Operating Expense | 57.8 | 34.8% | 10.3% |
| Insurance | 7.7 | 4.6% | 1.4% |
| Lease Payment | 8.3 | 5.0% | 1.5% |
| **Total operating & maintenance expense** | **$165.9** | **100%** | **29.4%** |

### 1. Labor

Total AAF labor expenses (exclusive of dispatch, maintenance of equipment, maintenance of way, and communications and signals services which will be contracted from third-party vendors) are expected to be $45.9 million, including salaries, taxes, benefits and other expenses. The Company expects to employ 509 full-time equivalent employees (FTE's) at stabilization. The **Table 2** below summarizes projected FTE's by area of responsibility:

**Table 2 – Headcount (FTE) Summary (FY 2023)**

| Department | FTE Count |
|---|---|
| Rail operations | 244 |
| Station & Hospitality operations | 192 |
| Corporate operations | 73 |
| **Total** | **509** |

At stabilization, rail operations are expected to have approximately 244 FTE's, including on-board staff and maintenance support staff.

- The scheduled passenger service will require 33 six person train crews, each crew will be staffed with an engineer, a train manager/conductor, three on-board attendants, and one utility attendant for a total headcount of 198 (66 T&E and 132 on-board attendants).
- The Transportation Management team of 19 FTE's will provide management oversight, FRA required training and reporting, Control Center operations and crew scheduling.
- In addition to the Brightline staff, a DispatchCo staff of 22 people will provide all train dispatching services for both Company trains and for all FECR trains. The cost of the DispatchCo employees is shared by the Company and FECR in accordance with the terms of the Dispatch Services Agreement.
- The train maintenance facilities will be staffed with 28 FTE's including the Chief Mechanical Officer, facility manager, facility engineer, train readiness managers, train cleaning staff and custodians.
- In addition to the Brightline staff, Siemens staff of 73 people will be performing maintenance services for the rolling stock. The costs paid by the Company for all such services are in accordance with the terms of the 30-year Vehicle Maintenance Agreement (VMA).
- The railroad engineering team of 4 FTE's includes a Chief Railroad Engineer, Railroad Engineer, and 2 Right-of-Way Inspectors overseeing the maintenance of way and the maintenance of way contracts.
- In addition to Brightline staff, FECR engineering personnel will handle the actual maintenance and upgrades for right-of-way, signals and communication. The costs paid by the Company for all such maintenance, and subsequent capital work if needed, will be in accordance with the terms of the JUA.

Stations and hospitality operations are expected to have approximately 192 FTE's, including:

- station managers,
- station engineers,
- safety & security staff,
- ticket counter/guest services agents,
- public area attendants and baggage agents,
- in-station café attendants, and
- commissary employees (West Palm Beach and Orlando).

More detail is provided in the Station Operations / Maintenance section below.

Corporate operations, which will be based in Miami include 73 FTE's and are comprised of the following:

- President and staff
- Sales / Revenue
- Branding / Marketing CFO and staffing for accounting, finance, procurement, tax
- Human Resources staff
- Legal / Government relations
- Information Technology

*Louis Berger Assessment: Based on our review, the Corporate Operations positions identified appear to be consistent with supporting the business plan put forth by AAF.*

The following sections describe the proposed operations and staffing.

## Train Operation

Passenger service between Miami and Orlando is scheduled to commence in the first quarter of 2021. The full operating schedule requires ten trains: eight in active service, one available for special event service, and one spare / in scheduled maintenance   Each train will have two diesel locomotives, one at each end, with seven cars; two first class cars, four business class cars and one café car. All cars will have wide aisles to accommodate wheelchairs and standard "scooters", and ADA-compliant restrooms. All stations will have high-level platforms. The train doors and floors will be level with the station platform, and include an automatic gap closer (an extended "bridge" to fill the gap between the train and the station platform). Business cars will have 58 to 66 seats each, and first class cars will have 50 seats each.

## Operations / Rolling Stock Handoff

Train crews and on-board attendants will be based out of both Orlando and West Palm Beach maintenance facilities. In the morning, after reporting to work and completing their job briefing, the train crew performs the required brake tests and inspections prior to moving the train from the maintenance facilities to West Palm Beach Station and Orlando Station to commence revenue service. Relief crews will come on duty during the day at these facilities and take over control of the train as dictated by exigencies of service. After the last run of the day for each train, the crew on duty will return the train to the maintenance facilities for inspection and servicing. The train is then serviced at night by the Siemens maintenance team, readying the train for the next day's operation. All required inspections and maintenance will be conducted during this time.

*Louis Berger Assessment: Based on our review, the operations and hand-offs appear to be well thought out. The number of trainsets is more than adequate to meet the requirements of service. The amount of deadhead mileage has been minimized by the location of the maintenance and layover facilities close to the passenger service terminal.*

## Train Crews and Operations

Each train crew consists of an Engineer and a Train Manager/Conductor. The train crew is accompanied by three on board service Attendants and a utility attendant. All train service employees begin work and end their shift at either the maintenance facility in West Palm Beach or the maintenance facility in Orlando The proximity of these facilities to the stations in West Palm Beach and Orlando (each approximately a mile away) allows for efficient operation.

The schedule provides a total of 32 one-way trips per day (16 one-way trips from Miami and 16 one-way trips from Orlando). The typical layover at Orlando is approximately 35 minutes for trains coming from Miami, suitable for minor cleaning; and the typical Miami terminal station layover is 65 minutes for trains coming from Orlando. The service will run seven days per week. Thirty-three crews are required to operate the service.

*Louis Berger Assessment: Based on our review, the operating plans appear reasonable. The proposed staffing appears more than adequate to meet the requirements of service.*

## Station Operations / Maintenance

Brightline's approach to customer service is unique in the rail industry. Within its Stations Department, Brightline provides customer interface functions normally provided by railroad customer service and stations departments (ticketing, information, baggage handling, on-board service), and hospitality industry-type functions, such as guest lounges, and food and gift kiosks. In addition, Brightline, through its Station Security Department provide functions usually more associated with airlines (TSA type luggage and passenger screening and security).

The Financial Model assumes 128 FTE station management and staff (35 FTE at Miami, 27 FTE at Fort Lauderdale, 32 FTE at West Palm Beach and 34 FTE at Orlando). This includes 30 FTE for station engineers and public area attendant staff. Additionally, each station has café attendants for the "Good to Go" food and

beverage and merchandise kiosks in the stations. The Orlando station will be open about 16 hours per day (from a half hour before first train of the day departs, until a half hour after last train of the night arrives); while the Miami station will be open from about 6:30 am to 11 pm, or about 17½ hours per day, seven days per week. The commissary staff who will be responsible for all food and beverage ordering and restocking including replenishment of the on-board carts are currently based in West Palm Beach, but will relocate to Orlando in 2021. The plan identifies 64 FTE for public safety and passenger security. This includes 54 security officers providing seven day a week passenger and baggage screening and general security at each station (10 at each station), and 16 FTE supervisors (4 at each station).

*Louis Berger Assessment: Based on our review, the numbers of staff that AAF intends to employ appear to be more than adequate to meet the AAF business plan, providing sufficient numbers of staff to meet all AAF proposed functions at each station at all times.*

## 2. Maintenance of Equipment

Brightline has procurement and maintenance agreements for the rolling stock with Siemens, an internationally recognized leader of railcar, locomotive and rolling stock component manufacture and maintenance. Siemens is contracted to provide trainsets for the phase one service, additional trainsets (and potentially extra equipment as needed) for the full service phase, and under separate agreement, to maintain the trainsets for thirty years.

Brightline currently has five train sets on the property. The current trainsets consist of two locomotives, three coach-class cars and one business class car. The two locomotives are Siemens Charger-type 4000 horsepower units. They meet US EPA Tier IV Emission Standards.

The railcars are of a unique design and are fully ADA compliant. The entry doors, aisle-ways and restrooms are all designed to accommodate a standard wheelchair or travel scooter. Additionally, the cars are designed with an integral "gap-closer", a mechanical platform which extends from the vestibule of the railcar when the side doors are open to close the gap between the railcar and the station platform. Phase two train sets will consist of seven cars plus two locomotives. Each train will include two first class cars, four business class cars, and one café car.

All trains will be serviced and receive heavy maintenance at the maintenance facility in Orlando. AAF will provide Siemens with certain mobile equipment and tools as per a schedule in the Vehicle Terms and Conditions Agreement between AAF and Siemens. This agreement also addresses terms and conditions, if required, for major component exchange.

AAF's VMA with the rolling stock manufacturer ensures regular ongoing and preventive maintenance, as well as capital maintenance over the life of the contract at a set price with an established cost escalator. Capital maintenance expense for equipment overhauls to extend the useful life of the equipment has been budgeted separately as "maintenance capex".

Locomotive periodic maintenance is done on a regular basis based on OEM and FRA requirements, overhauls are scheduled every six to seven years, depending on miles, with a major (mid-life) overhaul performed at around 15 years. Passenger coaches will have periodic maintenance as per OEM requirements and FRA regulations every three to five years, with a major (midlife) overhaul work after 10 years and 15 years. Repairs to accidental damage are extra, and performed at a negotiated hourly rate.

"Quick turnaround" cleaning is performed at the terminal stations during layovers by station personnel. More thorough nightly cleaning and fueling is performed at the RRF. Heavy cleaning is generally done on a periodic basis matched up with periodic maintenance events to minimize out of service time.

*Louis Berger Assessment: Based on our review, the rolling stock maintenance contract awarded to Siemens includes regular and preventive maintenance costs, as well as capital maintenance. Siemens has extensive experience with long-term maintenance agreements for rolling stock, both domestically and internationally. AAF has contractual assurances that Siemens will meet required performance*

*specifications. We can confirm that the contracts binding the parties are consummated, appear solid and appear to properly protect AAF. The costs assumed in the Financial Model for maintenance of equipment are certain in that they are based on a negotiated and consummated agreement between Siemens and AAF.*

## 3. Fuel Costs

Each locomotive has a fuel capacity of 2,200 usable gallons. Trains could go multiple days without refueling, but the current plan is that fuel will be topped off every night. Fueling is currently done at the West Palm Beach maintenance facility, where there is a 20,000 gallon fuel tank and service island. Fueling facilities will be built at the Orlando maintenance facility which will include a 60,000 gallon fuel tank with space available to add an additional 60,000 tank. Upon institution of Phase Two service, Orlando will become the primary fueling location.

Total fuel expense is expected to be $16.4 million. Fuel consumption was based on a burn rate determined in the Masteris fuel study performed on Siemens trains operating under "best time" fuel burn (maximum fuel burn versus "eco mode" fuel burn). Based on industry standards and the Masteris fuel study, for the 235-mile one-way trip between Miami and Orlando, AAF assumes a locomotive will consume 493 gallons of fuel, or 2.1 gallons/mile, plus a 10% allowance for fuel consumed during dwell time and warm up for a total for 542 gallons per one-way trip.

*Louis Berger Assessment:* *Based on our review, assumptions made for fuel consumption appear to be appropriate.*

## 4. Maintenance-of-Way

The route between Miami and Orlando can be easily divided into three distinct segments: Miami - West Palm Beach; West Palm Beach - Cocoa; Cocoa - Orlando.

The segment between Miami and West Palm Beach is currently a double tracked corridor running through generally urbanized areas. The passenger train speeds on this line segment are not to exceed 79 miles per hour. The passenger station at Miami is an elevated structure with commercial space on the ground floor, and the approach from the north is therefore a ramp type structure to transition the track and trains from ground level to the platform level. Brightline began revenue service between West Palm Beach and Fort Lauderdale on January 13, 2018 and anticipates initiating revenue service between Fort Lauderdale and Miami during the month of May 2018. This segment utilizes the existing FECR corridor between West Palm Beach and Miami, terminating at the newly constructed station complex in Miami.

The route between West Palm Beach and Cocoa will utilize the FECR right-of-way, which is currently primarily a single-track right-of-way with strategically placed remotely controlled passing sidings, which currently allow the passing of freight trains in opposite directions, or allow higher speed trains to overcome slower trains.

As part of the Brightline project, the West Palm Beach-Cocoa corridor will be converted from a single track mainline to a double track mainline, with crossovers located approximately every seven miles along this line segment. The crossovers will provide the fluidity necessary to accommodate moving the proposed 32 Brightline passenger trains per day, the 12 through freight trains per day, as well as the various local freights that operate along the line.

The upgraded rail corridor is proposed to accommodate passenger trains moving at up to maximum authorized speed of 110 miles per hour and freight trains moving at up to maximum authorized speed of 70 miles per hour.

Brightline and FECR have entered into a JUA delineating the methodology for cost allocation for maintenance of way and maintenance of signals, and have developed spreadsheets laying out how the proposed cost allocation will be made over time. The methodology, which allocates MOW costs based on gross ton miles and signal costs based on train starts, is reasonable, and measurable The mutually agreed upon costs, which are based on historic FECR maintenance costs, are based upon agreed upon performance specifications.

The route between Cocoa and Orlando consists of a dedicated corridor, primarily running parallel to and south of Florida Route 528. The 40-mile long route will consist of what is referred to by the Federal Railroad Administration (FRA) as a "Sealed Corridor", that is to say, the entire corridor is grade separated from all roadways crossing the railroad. The line will consist of 26 miles of double tracked main line and 14 miles of single tracked main line. All of the new construction will be 136-pound rail on concrete ties. The line between Cocoa and Orlando is planned for passenger service only. No freight operation is planned for this line. The maximum authorized speed for passenger trains operating on this line segment will be 125 miles per hour.

As noted, Brightline and FECR have entered into a JUA regarding maintenance of way and signals. As currently constituted, that agreement covers maintenance activities occurring on FECR properties only, which is to say, the right of way between Miami and Cocoa. At this time, it is unclear whether Brightline and FECR intend to utilize the JUA, or an alternate construct to effect the maintenance activities on the 40-mile Cocoa to Orlando corridor. The maintenance costs provided by Brightline for the Cocoa to Orlando line segment are predicated on and extrapolated from the agreed upon costs generated for the Miami to Cocoa line segment as part of the JUA.

The dispatch costs allocated for this line segment are fully accounted for in the DispatchCo executed agreements between Brightline and FECR, creating the company Florida DispatchCo LLC for the purpose of providing dispatching services for both companies. Louis Berger has reviewed the terms and conditions of the DispatchCo agreements, and the related spreadsheets allocating the costs between Brightline and FECR. The methodology for cost allocation is reasonable and mutually agreed upon.

Based on the various agreements between AAF and the Florida East Coast Railroad (FECR), and Company estimates for maintenance costs for the segment between Cocoa and Orlando, total maintenance-of-way (MOW) cost for 2023 (including dispatching) is expected to total $18.5 million (**Table 3**) and will be primarily performed by the FECR and/or by a joint AAF/FECR owned entity, DispatchCo. FECR will be responsible for maintenance of shared track and signals (including wayside Positive Train Control "PTC") as well as track security and bridge tenders along the shared corridor. FECR currently manages all these functions for its existing freight rail business. The Company will reimburse FECR for the Company's share of the costs of such services based on the relative number of ton-miles operated by each (in the case of right of way maintenance and operating expenses) or the total number of trains-miles operated by each (in the case of communications and signals facilities). Dispatching will be performed by DispatchCo, a limited liability corporation created by AAF and FECR.

**Table 3 – Summary of Maintenance of Way Expense (FY 2023)**

| Maintenance of Way | Year 2023 ($Millions) |
|---|---|
| Maintenance of track | $7.4 |
| Signals & Communication | 6.8 |
| Bridge Tenders | 0.6 |
| Dispatch | 3.0 |
| Management fees | 0.5 |
| Other | 0.7 |
| **Total Maintenance of Way** | **$18.5** |

The operation between Miami and Orlando is 235 miles with stops at the Fort Lauderdale and West Palm Beach stations. Maximum authorized train speed varies depending on the track segment. The track will be inspected and maintained at FRA Class 4 level between Miami and West Palm Beach, at FRA class 6 level between West Palm Beach and Cocoa and at FRA Class 7 level between Cocoa and Orlando.

The right-of-way for the Project will be shared with FECR freight trains between the Miami and Cocoa and passenger trains only will operate in the right-of-way between Cocoa and Orlando.

The budget for rail infrastructure maintenance between Miami and Cocoa has been calculated and agreed upon by AAF and FECR based on the existing MOW costs incurred by FECR, increased to allow for the additional ton-miles operated and the higher standards of inspecting and maintaining the railway to the higher FRA Class of track for passenger rail speed. The MOW costs are assumed to be lower during the operational ramp-up due to the newer rail infrastructure because of the capital investment made in constructing the rail system and reaches steady state by 2023. The budget for rail infrastructure maintenance between Cocoa and Orlando has been calculated by AAF based on industry standards and the existing MOW costs incurred by FECR on the Miami to Cocoa corridor with additional factors for the increase in FRA track class and speed.

In addition, FECR may from time to time propose that "Replacement Capital Improvements" for the Miami to Cocoa segment such as replacing rails, ties, etc. The cost of this work will be apportioned between AAF and FECR as provided for in the JUA. AAF has presented the estimated cost of these Replacement Capital Improvements based on FECR estimates.

The assumed costs ramp up due to the capital investment made during construction, reaching a steady state in 2023. After reaching steady state operations, these capital investments are estimated to be around $4.2 million/year ($42.3 million every 10 years.

*Louis Berger Assessment: Based on our review, for the specific dollar amounts identified, AAF has contractual assurances that FECR (and DispatchCo) will meet required performance specifications. We can confirm that the contracts binding the parties are consummated, appear solid, and appear to properly protect AAF. These cover all maintenance of way on the Miami to Cocoa corridor. The costs assumed in the Financial Model for MOW are certain in that they are based on a negotiated and consummated agreement between FECR and AAF. The allocated costs for maintenance of way for the Cocoa to Orlando corridor appear to be reasonable, but are not fixed at this point as they are not part of a maintenance agreement.*

## Security

The agreement with FECR calls for AAF to fund any incremental cost of FECR rail police required to support the AAF operation on FECR tracks. A cost of $0.2 million per year for incremental headcount has been assumed to support the AAF security needs for the Miami to Orlando segment, if necessary.

*Louis Berger Assessment: The costs assumed in the Financial Model for any additional FECR rail police are, in effect, an "if and when needed" item based on the negotiated agreement between FECR and AAF. As FECR maintains 24-hour per day, 7 days per week rail police coverage, and in the absence of a full security assessment, this allocation appears adequate.*

## Communications and Signals

The agreement with FECR has the cost of communications and signals allocated based on the total number of trains-miles operated by AAF and FECR. AAF has estimated that the cost for AAF will be $6.8 million per year, which is approximately 82% over FECR's current expense, and takes into account more frequent inspections and the cost of PTC maintenance.

*Louis Berger Assessment: Based on our review, for the specific dollar amounts identified, AAF has contractual assurances that FECR will meet required performance specifications. These cover all communications and signals (C&S) maintenance on the Miami to Cocoa corridor. We can confirm that the contracts binding the parties are consummated, appear solid and appear to properly protect AAF. The costs assumed in the Financial Model for communications and signals are reliable in that they are based on a negotiated and consummated agreement between FECR and AAF. The allocated costs for C&S maintenance for the Cocoa to Orlando corridor appear to be reasonable, but are not fixed at this point as they are not part of a maintenance agreement.*

## Management Fee

Under the agreement with FECR, AAF pays FECR an annual management fee of $500K subject to a 2% annual escalation.

*Louis Berger Assessment: The costs assumed in the Financial Model for Management Fees are reliable based on the fact that it is a negotiated and consummated agreement between FECR and AAF.*

### Dispatch

The Company and FECR are joint partners in Florida DispatchCo, the entity that will provide the dispatch functions for the Company's passenger trains and for freight trains within the corridor. The Operating Agreement for Florida DispatchCo and the Dispatch Services Agreement outline the responsibilities and duties for dispatching, including prioritization of dispatching of passenger trains. The cost of dispatch expenses will be allocated pursuant to the terms of the agreement.

At stabilized operations, AAF's share of dispatching cost is projected to be $3.0 million per year. This cost includes 22 employees (train dispatchers, supervisors and support staff).

*Louis Berger Assessment: Based on our review, for the specific dollar amounts identified, AAF has contractual assurances that Florida DispatchCo will meet required performance specifications. We can confirm that the contracts binding the parties are consummated, appear solid and appear to properly protect AAF. The costs assumed in the Financial Model for dispatch are reliable in that they are based on a negotiated and consummated agreement between FECR and AAF.*

## 5. Other Operating Expenses

Other operating expenses are comprised of food and beverage costs, credit card fees, 3rd party marketing expenses, IT expense, facility costs (stations, parking and RRF) and corporate SG&A expense.

Other operating expenses for stabilized operations (FY 2023) are summarized in **Table 4**. The table also summarizes each item's contribution to other operating expenses and percent of total revenue, as an indicator of relative significance to the bottom line.

**Table 4 – Summary of Other Operating Expense (FY 2023)**
***($ in millions)***

| Other Operating Expense | Amount | % of Other Opex | % of revenue |
|---|---|---|---|
| Marketing & Advertising | $2.2 | 3.7% | 0.4% |
| Credit Card Fees | 15.2 | 26.3% | 2.7% |
| Passenger Meal Costs | 12.0 | 20.7% | 2.1% |
| Complimentary Meal Costs | 5.1 | 8.8% | 0.9% |
| Station Expense | 3.6 | 6.2% | 0.6% |
| Information Technology | 7.9 | 13.6% | 1.4% |
| Maintenance Facility | 3.5 | 6.1% | 0.6% |
| Parking Garage | 5.6 | 9.7% | 1.0% |
| Other G&A | 2.8 | 4.8% | 0.5% |
| **Total Other Operating Expense** | **$57.8** | **100.0%** | **10.3%** |

After the initial launch and ramp-up of operations, marketing and advertising expenses are projected at $2.2 million, or 0.4% of total revenue post ramp up, representing approximately $0.33 per passenger. Marketing & Advertising expenses per passenger are set higher during the ramp up period. Low cost airlines spend approximately $0.70 to $1.80 per passenger.

Credit card fees are estimated at 2.7% of total passenger generated revenues (including ancillary revenue) and are based on negotiated rates with the merchant services provider.

Passenger meal costs represent the cost of providing Food & Beverage service, excluding labor, and are estimated to be 28% of Food & Beverage Revenue. This expense item can be readily monitored and adjusted as experience identifies optimal preparation and stocking levels for food and beverages. Additionally, the financial model provides for the cost of complimentary Food & Beverage service provided to First Class ("Select") passengers. This cost is estimated at $3.01 passenger.

Station expenses represents the costs of maintaining each of the stations, and includes day-to-day operating costs as well as long term structural maintenance. AAF has considered the following in developing the budget for station expenses: repairs and maintenance; utilities; supplies & consumables (e.g., boarding tickets, bag tags, paper goods/disposables, cleaning supplies, and general office supplies); facility upkeep (e.g., landscaping, floor buffing/maintenance, janitorial, and window cleaning); and licenses.

The AAF model includes $7.9 million for IT expenses in 2023. Distribution costs account for 35% of the IT expense and represents fees paid to Navitaire (AAF's reservations system provider) on a per passenger basis, as well as a monthly support fee. The average cost is $0.41 per passenger. In addition to distribution costs, IT expenses include telecom, Wi-Fi, data center hosting, network expenses, and hardware and software costs.

Additionally, the AAF model includes $3.5 million associated with operating and maintaining the RRF. Included in these expenses are supplies (e.g., engine oil, coolant, train wash chemicals, and sand), general facility upkeep (e.g., waste removal contracts, fire alarm / suppression system contracts, and fuel meter calibration).

Parking garage expenses constitute 9.7% of the other operating expenses. Within this $5.6 million budget, Miami Central Station represents $2.3 million, Fort Lauderdale Station represents $1.8 million, and West Palm Beach Station represents $1.5 million of the parking garage expenses. These figures capture base rent, and operating expenses. Operating and maintenance expenses for each station were developed in collaboration with Flagler Development, a sister company experienced in this arena.

*Louis Berger Assessment:* *Based on our review, the other operating expenses have been documented appropriately.*

## B. Ancillary Revenues

The Company expects stabilized ancillary revenue of $79 million in 2023 comprised of food and beverage, parking, advertising, naming rights, sponsorships/partnerships, merchandise, and other fees. **Table 5** summarizes ancillary revenues that comprise approximately 14% of total revenue.

**Table 5 – Summary of Ancillary Revenues (FY 2023)**
***($ in millions)***

| Ancillary Revenue | Amount | % of Ancillary Revenue | % of Total Revenue |
|---|---|---|---|
| Food & Beverage | $42.8 | 54.4% | 7.6% |
| Parking Garage | 7.8 | 9.9% | 1.4% |
| Naming Rights | 5.0 | 6.3% | 0.9% |
| Sponsorship / Partnership | 6.7 | 8.5% | 1.2% |
| Merchandise | 6.7 | 8.6% | 1.2% |
| Advertisement | 2.9 | 3.6% | 0.5% |
| Other Fees | 6.7 | 8.6% | 1.2% |
| **Total Ancillary Revenue** | **$78.6** | **100%** | **14.0%** |

*Discrepancy in sum due to rounding.

## 1. Food and Beverage Revenue

Food and beverage revenue of $42.8 million represents 54% of total ancillary revenue and assumes an average of $6.47 per passenger. Food and beverages will be available for purchase on the trains and from the Company owned and operated "Good to Go" kiosks in stations. Two of the four passenger cars will have food and beverage carts that will be resupplied by cart at the West Palm Beach station. The majority of sales are anticipated to take place in the stations. However, upon commencement of the Orlando operation, the trains will additionally include a café car.

*Louis Berger Discussion/Review: Food and beverage revenue estimates are anticipated to be the top ancillary revenue generator. The Company has limited the complimentary obligations to its Select passengers to one beverage of choice. The Company has brought management of food and beverage services "in house" to control quality offerings and brand offerings. The Company has fully designed and developed its station food areas and train services, and has researched likely consumer visitation and purchasing patterns and behavior in the stations and on trains. Food and beverages will be varied, artisanal, appealing, convenient, fresh, and market (not premium) priced AAF has obtained liquor licenses for stations and trains that will increase consumption and revenues, based on industry experience. AAF has worked closely with vendors and with hospitality professionals to gauge interests and preferences in purchase options and experiences, as well as revenue growth trends (assumed at 6% per year, including the projected growth in passengers as well as market rate increases in food and beverage pricing, consistent with discussions with professional sources).*

*Louis Berger Assessment: Assuming the quality, convenience, anecdotal reports, and market pricing are accomplished as planned, based upon a review of the station layouts and food and beverage plans, the revenue estimate is consistent with the AAF business model, and in that context, appears to be reasonable.*

## 2. Parking Garage Revenue

Parking is expected to generate $7.8 million, or 10%, of the total $78.6 million in ancillary revenue in 2023. The Company has a total of 1,696 parking spaces at its Miami, West Palm Beach and Fort Lauderdale garages which are each expected to generate average annual revenue of $4,609/space, or $12.63 per day (**Table 6**). The Company expects to generate high demand for its parking in the downtown areas of Miami, West Palm Beach and Fort Lauderdale from passengers and street parking, plus substantial event parking at the Miami station.

**Table 6 – Summary of Parking Garage Revenue (FY 2023)**
***$ in millions, except revenue per space and day***

| Parking Garage | Net Revenue | Spaces | Revenue per Space | Revenue per Space per Day |
|---|---|---|---|---|
| Miami | $3.8 | 674 | $5,590 | $15.32 |
| Fort Lauderdale | 1.8 | 558 | 3,293 | 9.02 |
| West Palm Beach | 2.2 | 464 | 4,767 | 13.06 |
| **Total** | **$7.8** | **1,696** | | |
| **Average** | | | **$4,609** | **$12.63** |

Parking rates assume an hourly rate for Brightline passengers at $1.00 per hour, plus up to $5.00 an hour for street parkers in Miami, and $2.00 an hour for street parkers in Fort Lauderdale and West Palm Beach, which are competitive with the surrounding areas. There will also be a different rate for nights and weekends.

*Louis Berger Discussion/Review: The parking fee will be $1.00 per hour for Brightline ticket holders. The discounted rate for parking also include a guaranteed space. Overall in 2023, (excluding event parking in the car count) Brightline parkers are expected to generate approximately 97% of cars and 72% of revenues, while street parkers generate about 3% of cars and 5% of revenues. In addition 23% of total parking revenue is driven by event night and weekend revenue generated in the Miami parking garage, as a*

*result of its proximity to areas which host sporting and entertainment events. The projected proportions of cars and revenue differ market by market.*

*Louis Berger Assessment: The proposed non-event parking revenue estimate is consistent with the AAF business model, and in that context, appears reasonable. The event parking revenue is based on the assumption that Brightline will secure approximately 15% of total event parking revenue for concerts and sporting events.*

## 3. Naming Rights, Sponsorships / Partnerships and Advertising

Based on market comparables and on-going discussions with advertising and sponsorship prospects, the Company expects to generate $14.5 million from naming rights, sponsorships/partnerships and advertising.

Naming rights for stations are anticipated to generate $5.0 million in 2023, or 6% of all ancillary revenues. This estimate is based on fees for stadiums and similar high-profile venues according to AAF.

Sponsorships are anticipated to generate $6.7 million in 2023, or 9% of all ancillary revenue in 2023. The Company has identified numerous opportunities for partnerships and sponsorships including "Train Presented by", passenger lounge, time clocks, beverages, Wi-Fi, health (e.g., nursing mothers' room), snacks, and rideshare (e.g., Uber or Lyft). The Company has already secured several contracts in this area and has numerous opportunities being actively worked.

Advertising revenue in and around stations is estimated at $2.9 million and comprises 4% of the anticipated $78.6 million in ancillary revenues for 2023, the stabilized operations year after ramp-up. Advertising revenues are anticipated to increase 2.5% each year. The Company has contracted with OutFront Media for advertising revenues within stations (i.e., video displays and column wraps) and advertising revenues outside stations (i.e., external billboards).

All stations will be open 7 days per week, with passengers arriving and departing regularly. Each station has been designed and developed to foster additional uses and traffic. Stations areas will accommodate mixed uses and transit oriented development, with shops, offices and residential areas on site and nearby to promote additional station ancillary revenue activity.

*Louis Berger Discussion/Review: Naming rights are anticipated to be long-term relationships – approximately 10 years or more. There is precedent for similar scale and value for transportation-related agreements in the recent 25 year agreement between the Transbay Transit Center in San Francisco and Salesforce, a software company adjacent to the transit center. Discussions are underway but may not be concluded until 2018 or later. The naming rights are conservatively estimated at 70% of the expected value and are expected to increase at 2.5% per year.*

*As noted, sponsorships are being actively sought, including support through a contractual agreement with Premier Partnerships. Some sponsorships are expected to be permanent, based on facility infrastructure commitments, while others can be modified over time (such as product placements). AAF is being creative and strategic in seeking sponsorships, for everything from quiet rooms for nursing mothers to washroom faucets to station clocks. Approximately 30% of the projected sponsorship revenue is secured or in contract negotiation, while most other categories are being actively pursued. Sponsorship revenues are conservatively estimated at 70% of the expected value and are expected to increase at 2.5% per year.*

*AAF has an exclusive agreement with OutFront Media for installation of advertising digital screen devices at stations. The agreement specifies separate sponsorship rights and owner's "retained space", and defines the locations and sizes for displays. OutFront Media has the right and responsibility to market, sell, install, display and remove all third-party advertising on advertising displays at all owner locations, as specified in the agreement. AAF receives 60% of revenues, net of commissions to outside advertising agencies and net of initial capital costs. Advertising revenues are conservatively estimated at 70% of the expected value and are expected to increase at 2.5% per year.*

*Louis Berger Assessment:* *Sponsorship and advertising revenues represent net revenues, based on agreements with Premier Partnerships and OutFront Media, respectively. Louis Berger has reviewed the agreements; the estimates are consistent with the AAF business model, and in that context, appear reasonable.*

### 4. Merchandise

Merchandise is anticipated to comprise $6.7 million in annual revenue by 2023, and assumes average revenue per passenger of $1.02. This will include model trains and accessories, and hats, T-shirts and other apparel. Several members of the AAF team have extensive experience with Walt Disney World and other attractions; the AAF service will be promoted as an experience, and more than just a train trip.

*Louis Berger Assessment:* *Based on the information presented by AAF, its assumptions associated with revenue from merchandise are consistent with the AAF business model, and in that context, appear to be reasonable.*

### 5. Other Services

Other services revenues are anticipated to generate $6.7 million in 2023, or 9% of all ancillary revenues and assumes average revenue per passenger of $1.02. This includes but is not limited to baggage fees, pet fees, business center services, and change fees.

*Louis Berger Assessment:* *The Select tickets include complimentary services, such as baggage fees, rather than more costly (to the Company) complimentary food and beverage. As services expand to Orlando many more passengers will be checking bags with the Smart ticket options. The initial price for a checked bag with a Smart ticket will be from $5.00 - $20.00; as all bags over 50lbs will have to be checked this estimate appears reasonable. The estimates appear to be reasonable within the context of the AAF business model.*

*Overall Louis Berger Assessment of Ancillary Revenues:* *The ancillary revenues overall appear to be based on sound research and reasonable assumptions, as noted in the discussion and review above. Some ancillary revenues, such as food and beverage services, are offset by operating cost of goods sold (COGS). Ancillary revenues produce a relatively reliable and cost-effective funding stream to support AAF operations and cash flow. In summary, food and beverage service revenues are anticipated to increase by 6% per year (including growth in passengers as well as increases in prices for food); parking revenues 1%, naming rights 2.5%, and sponsorship revenues are anticipated to increase by 3% per year. Other revenues are anticipated to increase at slightly different annual rates: advertising by 2.5%, merchandise by 5%, and other services revenues by 5% per year. Overall, ancillary revenues are anticipated to contribute 14% of overall revenue in 2023.*

## III. Summary of Findings

Louis Berger has evaluated various documents supporting AAF's plans and strategies for the Project's operations and maintenance cost and ancillary revenue components. Louis Berger has interacted with AAF managers and personnel and evaluated documents provided by AAF supporting AAF's estimates of the Project's operation and maintenance cost and ancillary revenue. This evaluation was accomplished through Louis Berger's assessment of key risk items against industry standards and through applying the experience of its subject matter experts on similar undertakings.

Based on its evaluations and assessments, Louis Berger concludes that AAF's operations and maintenance cost estimates are an accurate reflection of the business plan and contractual arrangements. The ancillary revenue estimates are reasonable in the context of the AAF business model.